Chardan Capital Markets, LLC

17 State Street, 21st Floor

New York, NY 10004

December 17, 2021

VIA EDGAR

Division of Corporate Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4720

Attention: Evan Ewing and Jay Ingram

Re:	Gardiner Healthcare Acquisitions Corp.
Registration Statement on Form S-1, as amended
File No. 333-260422

Dear Evan Ewing and Jay Ingram:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Gardiner Healthcare Acquisitions Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. EST on Tuesday, December 21, 2021, or as soon as thereafter possible.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 400 copies of the Preliminary Prospectus dated December 15, 2021 have been distributed to prospective dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

[signature page follows]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CHARDAN CAPITAL MARKETS, LLC

By:	/s/ Jonas Grossman
Name:	Jonas Grossman
Title:	President

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